UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 6 )*

Archrock Inc.
(Name of Issuer)

Common Stock, $0.01 par value per share
(Title of Class of Securities)

03957W106
(CUSIP Number)

Carlson Capital, L.P.
Attn: Joe Brucchieri
2100 McKinney Avenue
Dallas, TX 75201
(214) 932-9600
(Name, Address and Telephone Number of Person
Authorizsed to Receive Notices and Communications)

January 25, 2017
Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13D-1(e), rule 13d-1(f) or Rule 13d-1(g), check the following box.  ☒

(Page 1 of 20 Pages)
_________________________
* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 03957W106	SCHEDULE 13D	Page 2 of 20 Pages

1	NAMES OF REPORTING PERSON Carlson Capital, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) [ ] (b) [X]
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	[ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 4,255,972 Common Shares
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 4,255,972 Common Shares
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,255,972 Common Shares
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	[ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
6.11%

14	TYPE OF REPORTING PERSON
PN; IA

CUSIP No. 03957W106	SCHEDULE 13D	Page 3 of 20 Pages

1	NAMES OF REPORTING PERSON Double Black Diamond Offshore Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) [ ] (b) [X]
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	[ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 2,192,139 Common Shares
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 2,192,139 Common Shares
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,192,139 Common Shares
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	[ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
3.15%

14	TYPE OF REPORTING PERSON
CO

CUSIP No. 03957W106	SCHEDULE 13D	Page 4 of 20 Pages

1	NAMES OF REPORTING PERSON Black Diamond Relative Value Offshore Ltd
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) [ ] (b) [X]
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	[ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 567,129 Common Shares
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 567,129 Common Shares
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 567,129 Common Shares
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	[ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
0.81%

14	TYPE OF REPORTING PERSON
CO

CUSIP No. 03957W106	SCHEDULE 13D	Page 5 of 20 Pages

1	NAMES OF REPORTING PERSON Black Diamond Relative Value Cayman, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) [ ] (b) [X]
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	[ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 107,602 Common Shares
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 107,602 Common Shares
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 107,602 Common Shares
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	[ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
0.15%

14	TYPE OF REPORTING PERSON
PN

CUSIP No. 03957W106	SCHEDULE 13D	Page 6 of 20 Pages

1	NAMES OF REPORTING PERSON Black Diamond Offshore Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) [ ] (b) [X]
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	[ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 212,216 Common Shares
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 212,216 Common Shares
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 212,216 Common Shares
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	[ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
0.30%

14	TYPE OF REPORTING PERSON
CO

CUSIP No. 03957W106	SCHEDULE 13D	Page 7 of 20 Pages

1	NAMES OF REPORTING PERSON Black Diamond Thematic Offshore Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) [ ] (b) [X]
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	[ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,047,963 Common Shares
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,047,963 Common Shares
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,047,963 Common Shares
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	[ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
1.51%

14	TYPE OF REPORTING PERSON
CO

CUSIP No. 03957W106	SCHEDULE 13D	Page 8 of 20 Pages

1	NAMES OF REPORTING PERSON Black Diamond Energy L/S Offshore Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) [ ] (b) [X]
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	[ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 128,923 Common Shares
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 128,923 Common Shares
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 128,923 Common Shares
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	[ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
0.19%

14	TYPE OF REPORTING PERSON
CO

CUSIP No. 03957W106	SCHEDULE 13D	Page 9 of 20 Pages

1	NAMES OF REPORTING PERSON Asgard Investment Corp. II
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) [ ] (b) [X]
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	[ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 4,255,972 Common Shares
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 4,255,972 Common Shares
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,255,972 Common Shares
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	[ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
6.11%

14	TYPE OF REPORTING PERSON
CO

CUSIP No. 03957W106	SCHEDULE 13D	Page 10 of 20 Pages

1	NAMES OF REPORTING PERSON Asgard Investment Corp.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) [ ] (b) [X]
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	[ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 4,255,972 Common Shares
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 4,255,972 Common Shares
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,255,972 Common Shares
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	[ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
6.11%

14	TYPE OF REPORTING PERSON
CO

CUSIP No. 03957W106	SCHEDULE 13D	Page 11 of 20 Pages

1	NAMES OF REPORTING PERSON Clint D. Carlson
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) [ ] (b) [X]
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	[ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 4,255,972 Common Shares
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 4,255,972 Common Shares
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,255,972 Common Shares
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	[ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
6.11%

14	TYPE OF REPORTING PERSON
IN

CUSIP No. 03957W106	SCHEDULE 13D	Page 12 of 20 Pages

Item 1.	SECURITY AND ISSUER

This Amendment No. 6 to Schedule 13D (this “Amendment No. 6”) relates to shares of common stock, par value $0.01 per share (the "Common Shares”), of Archrock Inc., a Delaware corporation (the “Issuer”). The Issuer’s principal executive offices are located at 16666 Northchase Drive, Houston, Texas 77060.

This Amendment No. 6 is being filed to amend and supplement Item 2, Item 3 and Item 5 to add the following information for updating as of the date hereof:

Item 2.	INDENTITY AND BACKGROUND

As disclosed in Amendment No. 5 to Schedule 13D, filed with the Securities and Exchange Commission (the "SEC") on January 17, 2017, Black Diamond SRI Offshore Ltd. no longer may be deemed to beneficially own Common Shares and is therefore no longer a "Fund" or a "Reporting Person" for purposes of this Schedule 13D.

Item 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

From January 17, 2017 through January 25, 2017, the Reporting Persons sold 1,095,924 shares of common stock for an aggregate consideration of $16,487,426.

The source of the funds used to acquire the Common Shares reported herein is the working capital of the Funds and margin borrowings described in the following sentence. Such Common Shares are held by the Reporting Persons in commingled margin accounts, which may extend margin credit to the Reporting Persons from time to time, subject to applicable federal margin regulations, stock exchange rules and credit policies. In such instances, the positions held in the margin account are pledged as collateral security for the repayment of debit balances in the account. The margin accounts bear interest at a rate based upon the broker’s call rate from time to time in effect. Because other securities are held in the margin accounts, it is not possible to determine the amounts, if any, of margin used to purchase the Common Shares reported herein.

Item 5.	INTEREST IN SECURITIES OF THE ISSUER

(a) and (b)

The Reporting Persons may be deemed to beneficially own in the aggregate 4,255,972 Common Shares. Based upon a total of 69,626,230 Common Shares outstanding as of March 2, 2016, as reported in the Issuer’s Proxy Statement on Schedule 14A for the Issuer’s 2016 annual meeting of stockholders, filed with the SEC on March 18, 2016, the Reporting Persons’ shares represent approximately 6.11% of the outstanding Common Shares.

Carlson Capital, Asgard II, Asgard I and Mr. Carlson may be deemed to beneficially own and have the power to vote and direct the disposition of (i) the 2,192,139 Common Shares reported herein as owned by DOF, (ii) the 567,129 Common Shares reported herein as owned by ROF, (iii) the 107,602 Common Shares reported herein as owned by RVC, (iv) the 212,216 Common Shares reported herein as owned by OFF, (v) the 1,047,963 Common Shares reported herein as owned by TOF, and (vi) the 128,923 Common Shares reported herein as owned by ENO.

DOF may be deemed to beneficially own and has the power to vote and dispose the 2,192,139 Common Shares reported herein as owned by it, which shares represent approximately 3.15% of the outstanding Common Shares.

ROF may be deemed to beneficially own and has the power to vote and dispose the 567,129 Common Shares reported herein as owned by it, which shares represent approximately 0.81% of the outstanding Common Shares.

CUSIP No. 03957W106	SCHEDULE 13D	Page 13 of 20 Pages

RVC may be deemed to beneficially own and has the power to vote and dispose the 107,602 Common Shares reported herein as owned by it, which shares represent approximately 0.15% of the outstanding Common Shares.

OFF may be deemed to beneficially own and has the power to vote and dispose the 212,216 Common Shares reported herein as owned by it, which shares represent approximately 0.30% of the outstanding Common Shares.

TOF may be deemed to beneficially own and has the power to vote and dispose the 1,047,963 Common Shares reported herein as owned by it, which shares represent approximately 1.51% of the outstanding Common Shares.

ENO may be deemed to beneficially own and has the power to vote and dispose the 128,923 Common Shares reported herein as owned by it, which shares represent approximately 0.19% of the outstanding Common Shares.

(c)  Information concerning transactions in the Common Shares effected by the Reporting Persons since the last amendment to the Schedule 13D is set forth in Appendix A hereto and is incorporated herein by reference.

(d) Except as set forth herein, no person other than the Reporting Persons is known to have the right to receive or the power to direct the receipt of dividendg from, or the proceeds from the sale of, Common Shares.

(e) Not applicable.

CUSIP No. 03957W106	SCHEDULE 13D	Page 14 of 20 Pages

SIGNATURES

After reasonable inquiry and to the best of his or its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

DATED: January 26, 2017

DOUBLE BLACK DIAMOND OFFSHORE LTD.

By: Carlson Capital, L.P., its investment manager

By: Asgard Investment Corp. II, its general partner

By:	/s/ Clint D. Carlson
Name: Clint D. Carlson
Title: President

BLACK DIAMOND RELATIVE VALUE OFFSHORE LTD.

By: Carlson Capital, L.P., its investment manager

By: Asgard Investment Corp. II, its general partner

By:	/s/ Clint D. Carlson
Name: Clint D. Carlson
Title: President

BLACK DIAMOND RELATIVE VALUE CAYMAN, L.P.

By: Carlson Capital, L.P., its investment manager

By: Asgard Investment Corp. II, its general partner

By:	/s/ Clint D. Carlson
Name: Clint D. Carlson
Title: President

BLACK DIAMOND OFSHORE LTD.

By: Carlson Capital, L.P., its investment manager

By: Asgard Investment Corp. II, its general partner

By:	/s/ Clint D. Carlson
Name: Clint D. Carlson
Title: President

CUSIP No. 03957W106	SCHEDULE 13D	Page 15 of 20 Pages

BLACK DIAMOND THEMATIC OFFSHORE LTD.

By: Carlson Capital, L.P., its investment manager

By: Asgard Investment Corp. II, its general partner

By:	/s/ Clint D. Carlson
Name: Clint D. Carlson
Title: President

BLACK DIAMOND ENERGY L/S OFFSHORE LTD.

By: Carlson Capital, L.P., its investment manager

By: Asgard Investment Corp. II, its general partner

By:	/s/ Clint D. Carlson
Name: Clint D. Carlson
Title: President

CARLSON CAPITAL, L.P.

By: Asgard Investment Corp. II, its general partner

By:	/s/ Clint D. Carlson
Name: Clint D. Carlson
Title: President

CUSIP No. 03957W106	SCHEDULE 13D	Page 16 of 20 Pages

ASGARD INVESTMENT CORP. II

By:	/s/ Clint D. Carlson
Name: Clint D. Carlson
Title: President

ASGARD INVESTMENT CORP

By:	/s/ Clint D. Carlson
Name: Clint D. Carlson
Title: President

CLINT D. CARLSON

/s/ Clint D. Carlson

CUSIP No. 03957W106	SCHEDULE 13D	Page 17 of 20 Pages

Appendix A

TRANSACTIONS IN THE ISSUER'S COMMON SHARES BY THE REPORTING PERSONS IN THE PAST SIXTY DAYS

    The following tables set forth all transactions in the Common Shares effected by any of the Reporting Persons in the past sixty days, as applicable.  All such transactions were effected in the open market through brokers and the price per share is net of commissions.

Double Black Diamond Offshore Ltd.

Type	Qty	Price	Net Amount	Trade Date
Sell	10,792	15.5258	167,388.90	1/17/2017
Sell	18,719	15.5258	290,340.32	1/17/2017
Sell	6,319	15.2179	96,065.02	1/17/2017
Sell	13,982	15.2179	212,566.95	1/17/2017
Sell	802	15.2179	12,192.46	1/17/2017
Sell	6,758	15.2173	102,734.90	1/17/2017
Sell	14,344	15.2173	218,061.79	1/17/2017
Sell	23,459	15.2171	356,618.28	1/17/2017
Sell	23,459	15.0188	351,966.46	1/18/2017
Sell	21,101	15.0184	316,579.83	1/18/2017
Sell	21,101	15.0184	316,579.83	1/18/2017
Sell	10,875	14.815	160,946.48	1/20/2017
Sell	34,794	14.815	514,939.96	1/20/2017
Sell	1,997	14.815	29,554.95	1/20/2017
Sell	13,354	14.815	197,634.88	1/20/2017
Sell	34,382	14.815	508,842.49	1/20/2017
Sell	53,311	14.8155	789,012.23	1/20/2017
Sell	9,247	14.5	133,939.86	1/23/2017
Sell	8,536	14.5	123,641.26	1/23/2017
Sell	8,608	14.4999	124,683.30	1/23/2017
Sell	31,347	15.05	471,605.32	1/25/2017
Sell	716	15.4	11,015.42	1/25/2017
Sell	72	15.4	1,107.69	1/25/2017
Sell	65,688	15.2	995,808.31	1/25/2017
Sell	6,619	15.2	100,341.84	1/25/2017
Sell	10,792	15.4246	166,296.77	1/25/2017
Sell	97,972	15.2	1,485,223.05	1/25/2017

CUSIP No. 03957W106	SCHEDULE 13D	Page 18 of 20 Pages

Black Diamond Offshore Ltd.
Type	Qty	Price	Net Amount	Trade Date
Sell	408	15.5258	6,328.27	1/17/2017
Sell	709	15.5258	10,996.91	1/17/2017
Sell	245	15.2179	3,724.63	1/17/2017
Sell	550	15.2179	8,361.59	1/17/2017
Sell	39	15.2179	592.90	1/17/2017
Sell	263	15.2173	3,998.11	1/17/2017
Sell	573	15.2173	8,710.91	1/17/2017
Sell	4,533	15.2171	68,909.61	1/17/2017
Sell	4,533	15.0188	68,010.73	1/18/2017
Sell	837	15.0184	12,557.57	1/18/2017
Sell	837	15.0184	12,557.57	1/18/2017
Sell	420	14.815	6,215.86	1/20/2017
Sell	1,370	14.815	20,275.56	1/20/2017
Sell	99	14.815	1,465.17	1/20/2017
Sell	518	14.815	7,666.23	1/20/2017
Sell	1,374	14.815	20,334.76	1/20/2017
Sell	10,300	14.8155	152,441.82	1/20/2017
Sell	1,787	14.5	25,884.13	1/23/2017
Sell	338	14.5	4,895.82	1/23/2017
Sell	339	14.4999	4,910.27	1/23/2017
Buy	70,462	15.05	1,060,805.41	1/25/2017
Sell	27	15.4	415.38	1/25/2017
Sell	4	15.4	61.54	1/25/2017
Sell	2,537	15.2	38,460.08	1/25/2017
Sell	330	15.2	5,002.69	1/25/2017
Sell	179	15.4246	2,758.25	1/25/2017
Sell	369	15.4246	5,686.01	1/25/2017
Sell	1,621	15.2	24,573.82	1/25/2017
Sell	3,343	15.2	50,678.77	1/25/2017

CUSIP No. 03957W106	SCHEDULE 13D	Page 19 of 20 Pages

Black Diamond Relative Value Offshore Ltd.

Type	Qty	Price	Net Amount	Trade Date
Sell	15,616	15.5258	242,211.36	1/17/2017
Sell	712	15.5258	11,043.45	1/17/2017
Sell	3,997	15.2179	60,764.65	1/17/2017
Sell	8,557	15.2179	130,091.21	1/17/2017
Sell	607	15.2179	9,227.94	1/17/2017
Sell	4,274	15.2173	64,973.21	1/17/2017
Sell	8,886	15.2173	135,087.64	1/17/2017
Sell	13,160	15.0184	197,440.42	1/18/2017
Sell	13,160	15.0184	197,440.42	1/18/2017
Sell	6,921	14.815	102,428.56	1/20/2017
Sell	21,294	14.815	315,144.32	1/20/2017
Sell	1,511	14.815	22,362.30	1/20/2017
Sell	8,471	14.815	125,368.07	1/20/2017
Sell	21,299	14.815	315,218.32	1/20/2017
Sell	6,347	14.4999	91,933.64	1/23/2017
Sell	491	15.4	7,553.86	1/25/2017
Sell	54	15.4	830.77	1/25/2017
Sell	44,979	15.2	681,866.73	1/25/2017
Sell	5,011	15.2	75,965.10	1/25/2017

Black Diamond Relative Value Cayman, L.P.

Type	Qty	Price	Net Amount	Trade Date
Sell	3,006	15.5258	46,624.45	1/17/2017
Sell	138	15.5258	2,140.44	1/17/2017
Sell	2,402	15.2179	36,516.57	1/17/2017
Sell	2,402	15.2173	36,515.12	1/17/2017
Sell	2,402	15.0184	36,037.38	1/18/2017
Sell	2,402	15.0184	36,037.38	1/18/2017
Sell	5,425	14.815	80,288.24	1/20/2017
Sell	5,434	14.815	80,421.44	1/20/2017
Sell	6,294	14.5	91,166.60	1/23/2017
Sell	36	15.4	553.84	1/25/2017
Sell	3,336	15.2	50,572.65	1/25/2017

CUSIP No. 03957W106	SCHEDULE 13D	Page 20 of 20 Pages

Black Diamond Thematic Offshore Ltd.

Type	Qty	Price	Net Amount	Trade Date
Sell	39,115	15.05	588,472.34	1/25/2017
Sell	13,467	15.4246	207,516.55	1/25/2017
Sell	122,257	15.2	1,853,375.61	1/25/2017

Black Diamond Energy L/S Offshore Ltd.

Type	Qty	Price	Net Amount	Trade Date
Sell	9,508	15.2171	144,538.41	1/17/2017
Sell	9,508	15.0188	142,653.02	1/18/2017
Sell	21,607	14.8155	319,787.42	1/20/2017
Sell	3,748	14.5	54,288.59	1/23/2017